UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
June 7, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

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SIGNATURES
SIGNATURES
Date June 7, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies heat recovery boiler for Fortum’s power plant in Finland
(Helsinki, Finland, June 7, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper’s Power business line will supply a heat recovery boiler to Fortum’s Suomenoja power plant in Espoo, Finland. Start-up of the power plant is scheduled for the fourth quarter of 2009. The value of the order is approximately EUR 30 million.
The heat recovery boiler will be installed in Fortum’s new combined heat and power production plant adjacent to the existing Suomenoja power plant. The power plant will produce district heating for the surrounding communities and electricity to the national grid. Its electricity production capacity will be 234 megawatts (MW), and the district heating capacity 214 MW.
The new power plant will use natural gas as fuel. The use of coal and oil in district heating production in the area will decrease, and therefore also sulfur dioxide and particle emissions will be reduced.
Metso is currently also supplying a power boiler for Fortum’s new combined heat and power plant in the city of Tartu, Estonia. The power boiler (70 MWth), which utilizes bubbling fluidized bed technology, will burn biomass and local peat to produce electricity and district heat. Start-up is scheduled for the end of 2008. This contract was included in Metso’s first quarter 2007 order backlog.
Fortum is a leading energy company in the Nordic countries and other parts of the Baltic Rim area. Activities cover the generation, distribution and sale of electricity and heat as well as the operation and maintenance of power plants.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kari Remes, General Manager, Sales, Metso Power, tel. +358 40 709 2015
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.